Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
2.150% Senior Medium-Term Notes, Series G due 2020	$1,250,000,000	$145,250

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Pricing Supplement dated February 19, 2015 (To Prospectus dated June 25, 2013 and Prospectus Supplement dated June 25, 2013) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-189568

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

$1,250,000,000 2.150% Senior Notes Due 2020

Trade Date: February 19, 2015

Original Issue Date: February 24, 2015

Principal Amount: $1,250,000,000

Net Proceeds to Issuer: $1,246,175,000

Price to Public: 99.844% plus accrued interest, if any, from February 24, 2015

Commission/Discount: 0.15%

Agent’s Capacity:     ☒    Principal Basis    ☐    Agency Basis

Maturity Date: February 24, 2020

Interest Payment Dates: Semi-annually on the 24th day of February and August of each year, commencing August 24, 2015 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day; the amount of interest payable will not be adjusted for such postponement)

Interest Rate: 2.150% per annum

Redemption Commencement Date: January 24, 2020

Initial Redemption Percentage: 100%

Redemption Price: Initial Redemption Percentage times the principal amount of the Notes redeemed

Optional Redemption: Redeemable in whole or in part at the option of the issuer on or after the Redemption Commencement Date at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption on written notice given to the registered holders of the Notes not less than 10 nor more than 60 calendar days prior to the date of redemption.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	☒	Book Entry

	☐	Certificated

Redemption:	☐	The Notes cannot be redeemed prior to maturity

	☒	The Notes may be redeemed prior to maturity

Repayment:	☒	The Notes cannot be repaid prior to maturity

	☐	The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	☐ Yes	☒ No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

United States Federal Income Tax Consequences: Payments of interest on the Notes are potentially subject to the FATCA withholding discussed on page S-32 of the accompanying prospectus supplement. Payments of gross proceeds from a sale or other disposition of the Notes may also be subject to FATCA withholding unless such disposition occurs before January 1, 2017. Holders should read the discussion of FATCA withholding under “United States Federal Income Tax Consequences—Withholdable Payments to Foreign Financial Institutions and Other Foreign Entities” on page S-32 of the accompanying prospectus supplement and consult their own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
Citigroup Global Markets Inc.	$312,500,000
Goldman, Sachs & Co.	$312,500,000
UBS Securities LLC	$312,500,000
BNY Mellon Capital Markets, LLC	$125,000,000
HSBC Securities (USA) Inc.	$37,500,000
Santander Investment Securities Inc.	$37,500,000
Scotia Capital (USA) Inc.	$37,500,000
SG Americas Securities, LLC	$37,500,000
Blaylock Beal Van, LLC	$12,500,000
Samuel A. Ramirez & Company, Inc.	$12,500,000
Toussaint Capital Partners, LLC	$12,500,000

Total:	$1,250,000,000

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

We estimate that we will pay approximately $240,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.